UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                     --------------------------------------


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                                  Telescan Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Stock, $.01 Par Value                        879516102
--------------------------------------------------------------------------------
         (Title of Class of Securities)                    (CUSIP Number)


      Nancy E. Barton, Esq., General Electric Capital Corporation, 260 Long
             Ridge Road, Stamford, Connecticut 06927 (203) 357-4000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  July 26, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

                                 SCHEDULE 13D/A

------------------------------ -------------------------------------------------

CUSIP No. 879516102            PAGE      2       OF       11       PAGES
------------------------------ -------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GE CAPITAL EQUITY INVESTMENTS, INC.              06-1268495
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                      (a) [ ]

                                                                      (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER

      NUMBER OF                 -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   1,220,237
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                610,119
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,220,237
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          8.0%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------

CUSIP No. 879516102                PAGE       3        OF        11       PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NATIONAL BROADCASTING COMPANY, INC.                         14-1682529
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                      (a) [ ]

                                                                      (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          NOT APPLICABLE
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                           [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   1,220,237
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                610,118
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                -0-
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,220,237
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          8.0%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------

CUSIP No. 879516102                 PAGE       4       OF        11       PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NATIONAL BROADCASTING COMPANY HOLDING, INC.           13-3448662
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                      (a) [ ]

                                                                      (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          NOT APPLICABLE
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                           [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                -0-
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY NATIONAL
          BROADCASTING COMPANY HOLDING, INC.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          NOT APPLICABLE (SEE 11 ABOVE)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------

CUSIP No. 879516102                 PAGE       5       OF        11       PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GENERAL ELECTRIC CAPITAL CORPORATION                       13-1500700
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                      (a) [ ]

                                                                      (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          NOT APPLICABLE
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                           [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          NEW YORK
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   1,220,237
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                610,119
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,220,237
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          8.0%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------

CUSIP No. 879516102                 PAGE       6       OF        11       PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GENERAL ELECTRIC CAPITAL SERVICES, INC.                     06-1109503
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                      (a) [ ]

          (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          NOT APPLICABLE
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                -0-
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GENERAL ELECTRIC CAPITAL SERVICES, INC.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          NOT APPLICABLE (SEE 11 ABOVE)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------

CUSIP No. 879516102             PAGE       7       OF        11       PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GENERAL ELECTRIC COMPANY                                 14-0689340
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                      (a) [ ]

          (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          NOT APPLICABLE
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          NEW YORK
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                -0-
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GENERAL ELECTRIC COMPANY.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          NOT APPLICABLE (SEE 11 ABOVE)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D

         This Amendment No.1 (this "Amendment") amends the Schedule 13 D filed on January 25, 1999, (the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share, of Telescan, Inc., a Delaware corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in the original Schedule 13D.

ITEM 2.    IDENTITY AND BACKGROUND.

         This statement is filed by GECEI, for and on behalf of, in addition to the Reporting Persons listed in the Schedule 13D, National Broadcasting Company Holding, Inc. ("NBCH"). For purposes of this Amendment and any future amendments to the Schedule 13D, NBCH shall be included in the definition "Reporting Persons". NBCH is a wholly-owned subsidiary of GE. A new agreement among the Reporting Persons with respect to the filing of this Amendment and any further amendments to the Schedule 13D is attached hereto as Exhibit 3.

         NBCH is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBCH is a holding company for NBC.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of NBC, NBCH, GE Capital, GECS, GE, and GECEI are set forth on Schedules A, B, C, D, E and F attached hereto, respectively.

ITEM 4.     PURPOSE OF TRANSACTION.

         On July 26, 1999, the Company and GECEI entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which, subject to regulatory and other conditions, GECEI will purchase 1,111,111 shares of Common Stock from the Company, for an aggregate purchase price of $25,000,000. A copy of the Purchase Agreement is attached hereto as Exhibit 1.

         The closing of the transaction contemplated by the Stock Purchase Agreement is subject to customary closing conditions for a cash purchase of stock, primarily the expiration or early termination of the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         NBC, GECEI and the Company entered into a letter agreement dated July 7, 1999 (the "Letter Agreement"), whereby NBC received the right to nominate one individual designated by NBC for election to the Company's Board of Directors; such election to be held at the next annual stockholders meeting. The right to nominate such director shall continue to exist until either GECEI owns less than 5% of the Common Stock of the Company or that certain license agreement previously executed between NBC and the Company terminates or expires on its own terms. In addition, GECEI received the right to nominate one individual designated by GECEI to be present at all Board of Directors meetings of the Company in a non-voting, non-participating capacity. The right to nominate such representative is contingent upon GECEI owning greater than 5% of the Common Stock of the Company. The Letter Agreement is attached hereto as Exhibit 2.

         The foregoing summaries of the Stock Purchase Agreement and the Letter Agreement do not purport to be complete and are subject to, and qualified in its reference to, the provisions of such exhibits hereto and incorporated herein by reference.

         Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of July 26, 1999, GECEI, GE Capital and NBC beneficially owned in the aggregate 1,220,237 shares of the Common Stock of the Company, representing approximately 8.0% of the outstanding shares of Common Stock (based on 15,286,889 shares outstanding of the Company as of July 26, 1999, as reported in the Stock Purchase Agreement attached hereto as Exhibit 1).

         Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Company.

         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment and (ii) Item 5(a) hereof are incorporated herein by reference.

         Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to dispose or direct the disposition of any of the shares of Common Stock of the Company which they may be deemed to beneficially own.

         Neither the filing of this Amendment, nor anything contained herein is intended as, or should be construed as, an admission that GECS, NBCH or GE is the "beneficial owner" of any shares of Common Stock

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         The response to Item 4 hereof is incorporated herein by reference.

         An agreement among the Reporting Persons with respect to the filing of this Amendment and any further amendments to the Schedule 13D is attached hereto as Exhibit 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Stock Purchase Agreement, dated as of July 23, 1999, between Telescan, Inc. and GE Capital Equity Investments, Inc.

Exhibit 2 Letter Agreement, dated July 7, 1999, among National Broadcasting Company, Inc., GE Capital Equity Investments, Inc. and Telescan, Inc.

Exhibit 3 Joint Filing Agreement among GE Capital Equity Investments, Inc., National Broadcasting Company, Inc., National Broadcasting Company Holding, Inc., General Electric Capital Services, Inc., General Electric Capital Corporation, and General Electric Company.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY                                   Dated:  July 28, 1999


By:   /s/ Michael E. Pralle
      Name:  Michael E. Pralle
      Title: Attorney-in-Fact


GE CAPITAL EQUITY INVESTMENTS, INC.


By:   /s/ Michael E. Pralle
      Name: Michael E. Pralle
      Title:  President


GENERAL ELECTRIC CAPITAL CORPORATION


By:   /s/ Michael E. Pralle
      Name: Michael E. Pralle
      Title:  Vice President


GENERAL ELECTRIC CAPITAL SERVICES, INC.


By:   /s/ Michael E. Pralle
      Name: Michael E. Pralle
      Title:  Attorney-in-Fact


NATIONAL BROADCASTING COMPANY, INC.


By:   /s/ Mark Begor
      Name:  Mark Begor
      Title:  Executive Vice President


NATIONAL BROADCASTING COMPANY HOLDING, INC.


By:   /s/ Mark Begor
      Name:  Mark Begor
      Title:  Treasurer

                          SCHEDULE A TO SCHEDULE 13D/A

                  Filed by National Broadcasting Company, Inc.

                       NATIONAL BROADCASTING COMPANY, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

                   PRESENT                        PRESENT
NAME               BUSINESS ADDRESS               PRINCIPAL OCCUPATION

DIRECTORS

S.S. Cathcart      222 Wisconsin Avenue           Retired Chairman,
                   Suite 103                      Illinois Tool Works
                   Lake Forest, IL 60045

Andrea Jung        Avon Products, Inc.            President and Chief
                   1345 Avenue of the Americas    Operating Officer,
                   New York, NY  10105            Avon Products, Inc.

G.G. Michelson     Federated Department Stores    Former Member of the
                   151 West 34th Street           Board of Directors,
                   New York, NY   10001           Federated Department Stores

E. F. Murphy       General Electric Company       Vice Chairman of the
                   3135 Easton Turnpike           Board and Executive
                   Fairfield, CT 06431            Officer, General Electric
                                                  Company

S. Nunn            King & Spalding                Partner, King & Spalding
                   191 Peachtree Street, N.E.
                   Atlanta, Georgia 30303

J.D. Opie          General Electric Company       Vice Chairman of the
                   3135 Easton Turnpike           Board and Executive
                   Fairfield, CT 06431            Officer, General Electric
                                                  Company

R.S. Penske        Penske Corporation             Chairman of the Board
                   13400 Outer Drive, West        and President, Penske
                   Detroit, MI 48239-4001         Corporation

F.H.T. Rhodes      Cornell University             President Emeritus
                   3104 Snee Building             Cornell University
                   Ithaca, NY 14853


A.C. Sigler        Champion International         Retired Chairman of the
                   Corporation                    Board and CEO
                   1 Champion Plaza               and former Director,
                   Stamford, CT 06921             Champion International
                                                  Corporation

D.A. Warner III    J. P. Morgan & Co., Inc.       Chairman of the Board,
                   & Morgan Guaranty Trust Co.    President, and Chief
                   60 Wall Street                 Executive Officer,
                   New York, NY 10260             J.P. Morgan & Co.
                                                  Incorporated and Morgan
                                                  Guaranty Trust Company

J.F. Welch, Jr.    General Electric Company       Chairman of the Board
                   3135 Easton Turnpike           and Chief Executive
                   Fairfield, CT 06431            Officer, General Electric
                                                  Company

EXECUTIVE OFFICERS

John F. Welch Jr.  National Broadcasting          Chairman
                   Company, Inc.
                   3135 Easton Turnpike
                   Fairfield, CT 06431

Robert C. Wright   National Broadcasting          Chief Executive
                   Company, Inc.                  Officer & President
                   30 Rockefeller Plaza
                   New York, NY 10112

Mark Begor         National Broadcasting          Executive Vice
                   Company, Inc.                  President
                   30 Rockefeller Plaza
                   New York, NY 10112

William Bolster    CNBC, Inc.                     Executive Vice
                   2200 Fletcher Ave.             President
                   Fort Lee, NJ 07024

Richard Cotton     National Broadcasting          Executive Vice
                   Company, Inc.                  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Duncan Ebersol     National Broadcasting          Executive Vice
                   Company, Inc.                  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Randel A. Falco    National Broadcasting          Executive Vice
                   Company, Inc.                  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Andrew Lack        National Broadcasting          Executive Vice
                   Company, Inc.                  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Donald Ohlmeyer    National Broadcasting          Executive Vice
                   Company, Inc.                  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Thomas Rogers      National Broadcasting          Executive Vice
                   Company, Inc.                  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Scott Sassa        National Broadcasting          Executive Vice
                   Company, Inc.                  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Edward Scanlon     National Broadcasting          Executive Vice
                   Company, Inc.                  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Patrick Wallace    National Broadcasting          Executive Vice
                   Company, Inc.                  President
                   30 Rockefeller Plaza
                   New York, NY 10112

Kassie Canter      National Broadcasting          Senior Vice President
                   Company, Inc.
                   30 Rockefeller Plaza
                   New York, NY 10112





Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

                          SCHEDULE B TO SCHEDULE 13D/A

              Filed by National Broadcasting Company Holding, Inc.

                   NATIONAL BROADCASTING COMPANY HOLDING, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

                   PRESENT                        PRESENT
NAME               BUSINESS ADDRESS               PRINCIPAL OCCUPATION

DIRECTORS

S.S. Cathcart      222 Wisconsin Avenue           Retired Chairman,
                   Suite 103                      Illinois Tool Works
                   Lake Forest, IL 60045

Andrea Jung        Avon Products, Inc.            President and Chief
                   1345 Avenue of the Americas    Operating Officer,
                   New York, NY  10105            Avon Products, Inc.

G.G. Michelson     Federated Department Stores    Former Member of the
                   151 West 34th Street           Board of Directors,
                   New York, NY 10001             Federated Department
                                                  Stores

E. F. Murphy       General Electric Company       Vice Chairman of the
                   3135 Easton Turnpike           Board and Executive
                   Fairfield, CT 06431            Officer, General Electric
                                                  Company

S. Nunn            King & Spalding                Partner, King & Spalding
                   191 Peachtree Street, N.E.
                   Atlanta, Georgia 30303

J.D. Opie          General Electric Company       Vice Chairman of the
                   3135 Easton Turnpike           Board and Executive
                   Fairfield, CT 06431            Officer, General Electric
                                                  Company

R.S. Penske        Penske Corporation             Chairman of the Board
                   13400 Outer Drive, West        and President, Penske
                   Detroit, MI 48239-4001         Corporation

F.H.T. Rhodes      Cornell University             President Emeritus
                   3104 Snee Building             Cornell University
                   Ithaca, NY 14853

A.C. Sigler        Champion International         Retired Chairman of the
                   Corporation                    Board and CEO
                   1 Champion Plaza               and former Director,
                   Stamford, CT 06921             Champion International
                                                  Corporation

D.A. Warner III    J. P. Morgan & Co., Inc.       Chairman of the Board,
                   & Morgan Guaranty Trust Co.    President, and Chief
                   60 Wall Street                 Executive Officer,
                   New York, NY 10260             J.P. Morgan & Co.
                                                  Incorporated and Morgan
                                                  Guaranty Trust Company

J.F. Welch, Jr.    General Electric Company       Chairman of the Board
                   3135 Easton Turnpike           and Chief Executive
                   Fairfield, CT 06431            Officer, General Electric
                                                  Company

EXECUTIVE OFFICERS

Robert C. Wright   National Broadcasting          Chief Executive
                   Company, Inc.                  Officer & President
                   30 Rockefeller Plaza
                   New York, NY 10112


Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

                          SCHEDULE C TO SCHEDULE 13D/A

                  Filed by General Electric Capital Corporation

                      GENERAL ELECTRIC CAPITAL CORPORATION
BOARD OF DIRECTORS

Nigel D. T. Andrews
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  Great Britain

Nancy E. Barton
Senior Vice President, General Counsel
and Secretary
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James R. Bunt
Vice President and Treasurer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

David L. Calhoun
President and Chief Executive Officer
Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS  66201
Citizenship:  U.S.A.

David M. Cote
President and Chief Executive Officer
GE Appliances
Appliance Park
Louisville, KY  40225
Citizenship:  U.S.A.

Dennis D. Dammerman
Vice Chairman and Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.


Benjamin W. Heineman, Jr.
Senior Vice President,
 General Counsel and Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Jeffrey R. Immelt
President and Chief Executive Officer
GE Medical Systems
3000 N. Grandview Blvd.
Waukesha, WI  53188
Citizenship:  U.S.A.

W. James McNerney, Jr.
President and Chief Executive Officer
GE Aircraft Engines
One Neumann Way
Cincinnati, OH  45215-6301
Citizenship:  U.S.A.

John H. Myers
Chairman and President
GE Investment Corporation
3003 Summer Street
Stamford, CT  06904
Citizenship:  U.S.A.

Robert L. Nardelli
President and Chief Executive Officer
GE Power Systems
One River Road
Schenectady, NY  12345
Citizenship:  U.S.A.

Denis J. Nayden
President and Chief Operating Officer
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Michael A. Neal
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James A. Parke
Senior Vice President, Finance
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Gary M. Reiner
Senior Vice President and Chief Information Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

John M. Samuels
Vice President and Senior Counsel,
  Corporate Taxes
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Keith S. Sherin
Senior Vice President and Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Edward D. Stewart
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

John F. Welch, Jr.
Chairman and Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

EXECUTIVE OFFICERS

Denis J. Nayden
President and Chief Executive Officer
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Nigel D. T. Andrews
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  Great Britain

Michael A. Neal
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James A. Parke
Executive Vice President and Chief Financial Officer
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Edward D. Stewart
Executive Vice President
General Electric Capital Corporation
1600 Summer Street
Stamford, CT  06927
Citizenship:  U.S.A.

Nancy E. Barton
Senior Vice President,
 General Counsel and Secretary
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Stephen M. Bennett
Senior Vice President, E-Business
General Electric Capital Corporation
777-C Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James A. Colica
Senior Vice President and Manager
Global Risk Management
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Richard D'Avino
Senior Vice President, Taxes
General Electric Capital Corporation
777 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Michael D. Fraizer
Senior Vice President
Insurance/Investment Products
General Electric Capital Corporation
6604 West Broad Street
Taylor Building
Richmond, VA  23230
Citizenship:  U.S.A.

Robert L. Lewis
Senior Vice President and General Manager
Structured Finance Group
General Electric Capital Corporation
120 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Marc J. Saperstein
Senior Vice President, Human Resources
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Jeffrey S. Werner
Senior Vice President, Corporate Treasury
and Global Funding Operation
General Electric Capital Corporation
201 High Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

                          SCHEDULE D TO SCHEDULE 13D/A

                Filed by General Electric Capital Services, Inc.

DIRECTORS

Nigel D. T. Andrews
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  Great Britain

Nancy E. Barton
Senior Vice President, General Counsel
  and Secretary
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James R. Bunt
Vice President and Treasurer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

David L. Calhoun
President and Chief Executive Officer
Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS  66201
Citizenship:  U.S.A.

David M. Cote
President and Chief Executive Officer
GE Appliances
Appliance Park
Louisville, KY  40225
Citizenship:  U.S.A.

Dennis D. Dammerman
Vice Chairman and Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Benjamin W. Heineman, Jr.
Senior Vice President,
 General Counsel and Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Jeffrey R. Immelt
President and Chief Executive Officer
GE Medical Systems
3000 N. Grandview Blvd.
Waukesha, WI  53188
Citizenship:  U.S.A.

W. James McNerney, Jr.
President and Chief Executive Officer
GE Aircraft Engines
One Neumann Way
Cincinnati, OH  45215-6301
Citizenship:  U.S.A.

John H. Myers
Chairman and President
GE Investment Corporation
3003 Summer Street
Stamford, CT  06904
Citizenship:  U.S.A.

Robert L. Nardelli
President and Chief Executive Officer
GE Power Systems
One River Road
Schenectady, NY  12345
Citizenship:  U.S.A.

Denis J. Nayden
President and Chief Operating Officer
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Michael A. Neal
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James A. Parke
Senior Vice President, Finance
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Gary M. Reiner
Senior Vice President and Chief Information Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

John M. Samuels
Vice President and Senior Counsel,
  Corporate Taxes
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Keith S. Sherin
Senior Vice President and Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Edward D. Stewart
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

John F. Welch, Jr.
Chairman and Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

EXECUTIVE OFFICERS

Dennis D. Dammerman
Chairman and Chief Executive Officer
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Denis J. Nayden
President
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Nigel D. T. Andrews
Executive Vice President
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  Great Britain

David L. Calhoun
President and Chief Executive Officer
Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS  66201
Citizenship:  U.S.A.

Michael A. Neal
Executive Vice President
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James A. Parke
Executive Vice President and Chief Financial Officer
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Edward D. Stewart
Executive Vice President
General Electric Capital Services, Inc.
1600 Summer Street
Stamford, CT  06927
Citizenship:  U.S.A.

Nancy E. Barton
Senior Vice President, General Counsel and Secretary
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Stephen M. Bennett
Senior Vice President, E-Business
General Electric Capital Corporation
777-C Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James A. Colica
Senior Vice President and Manager
Global Risk Management
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Richard D'Avino
Senior Vice President, Taxes
General Electric Capital Services, Inc.
777 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Marc J. Saperstein
Senior Vice President, Human Resources
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Jeffrey S. Werner
Senior Vice President, Corporate Treasury
  and Global Funding Operation
General Electric Capital Services, Inc.
201 High Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

                          SCHEDULE E TO SCHEDULE 13D/A

                        Filed by General Electric Company

Directors

                   PRESENT                        PRESENT
NAME               BUSINESS ADDRESS               PRINCIPAL OCCUPATION

J.I.Cash, Jr.      Harvard Business School        Professor of Business
                   Baker Library 187              Administration-Graduate
                   Soldiers Field                 School of Business
                   Boston, MA 02163               Administration, Harvard
                                                  University

S.S. Cathcart      222 Wisconsin Avenue           Retired Chairman,
                   Suite 103                      Illinois Tool Works
                   Lake Forest, IL 60045

D.D. Dammerman     General Electric Company       Vice Chairman of the Board
                   3135 Easton Turnpike           and Executive Officer,
                   Fairfield, CT 06431            General Electric Company;
                                                  Chairmanand Chief
                                                  Executive Officer, General
                                                  Electric Capital Services,
                                                  Inc.

P. Fresco          Fiat SpA                       Chairman of the Board,
                   via Nizza 250                  Fiat SpA
                   10126 Torino, Italy

A. M. Fudge        Kraft Foods, Inc.              Executive Vice President
                   555 South Broadway
                   Tarrytown, NY  10591

C.X. Gonzalez      Kimberly-Clark de Mexico,      Chairman of the Board
                   S.A. de C.V.                   and Chief Executive
                   Jose Luis Lagrange 103,        Officer,
                   Tercero Piso                   Kimberly-Clark de Mexico,
                   Colonia Los Morales            S.A. de C.V.
                   Mexico, D.F. 11510, Mexico

A. Jung            Avon Products, Inc.            President and Chief
                   1345 Avenue of the Americas    Operating Officer,
                   New York, NY  10105            Avon Products, Inc.

K.G. Langone       Invemed Associates, Inc.       Chairman, President and
                   375 Park Avenue                Chief Executive Officer,
                   New York, NY  10152            Invemed Associates, Inc.

G.G. Michelson     Federated Department Stores    Former Member of the
                   151 West 34th Street           Board of Directors,
                   New York, NY 10001             Federated Department
                                                  Stores

S. Nunn            King & Spalding                Partner, King & Spalding
                   191 Peachtree Street, N.E.
                   Atlanta, Georgia 30303

J.D. Opie          General Electric Company       Vice Chairman of the
                   3135 Easton Turnpike           Board and Executive
                   Fairfield, CT 06431            Officer, General Electric
                                                  Company

R.S. Penske        Penske Corporation             Chairman of the Board
                   13400 Outer Drive, West        and President, Penske
                   Detroit, MI 48239-4001         Corporation

F.H.T. Rhodes      Cornell University             President Emeritus
                   3104 Snee Building             Cornell University
                   Ithaca, NY 14853

A.C. Sigler        Champion International         Retired Chairman of the
                    Corporation                   Board and CEO
                   1 Champion Plaza               and former Director,
                   Stamford, CT 06921             Champion International
                                                  Corporation

D.A. Warner III    J. P. Morgan & Co., Inc.       Chairman of the Board,
                   & Morgan Guaranty Trust Co.    President, and Chief
                   60 Wall Street                 Executive Officer,
                   New York, NY 10260             J.P. Morgan & Co.
                                                  Incorporated and Morgan
                                                  Guaranty Trust Company

J.F. Welch, Jr.    General Electric Company       Chairman of the Board
                   3135 Easton Turnpike           and Chief Executive
                   Fairfield, CT 06431            Officer, General Electric
                                                  Company

                                   CITIZENSHIP

                         C. X. Gonzalez            Mexico
                         P. Fresco                 Italy
                         Andrea Jung               Canada
                         All Others                U.S.A.

EXECUTIVE OFFICERS

                   PRESENT                        PRESENT
NAME               BUSINESS ADDRESS               PRINCIPAL OCCUPATION

J.F. Welch, Jr.    General Electric Company       Chairman of the Board and
                   3135 Easton Turnpike           Chief Executive Officer
                   Fairfield, CT 06431

P.D. Ameen         General Electric Company       Vice President and
                   3135 Easton Turnpike           Comptroller
                   Fairfield, CT 06431

J.R. Bunt          General Electric Company       Vice President and
                   3135 Easton Turnpike           Treasurer
                   Fairfield, CT 06431

D.L. Calhoun       General Electric Company       Senior Vice President -
                   Nela Park                               GE Lighting
                   Cleveland, OH  44122

W.J. Conaty        General Electric Company       Senior Vice President -
                   3135 Easton Turnpike           Human Resources
                   Fairfield, CT 06431

D.M. Cote          General Electric Company       Senior Vice President -
                   3135 Easton Turnpike           GE Appliances
                   Fairfield, CT 06431

D.D. Dammerman     General Electric Company       Vice Chairman of the Board
                   3135 Easton Turnpike           and Executive Officer,
                   Fairfield, CT 06431            General Electric Company;
                                                  Chairman and Chief
                                                  Executive Officer, General
                                                  Electric Capital Services,
                                                  Inc.

L.S. Edelheit      General Electric Company       Senior Vice President -
                   P. O. Box 8                    Corporate Research
                   Schenectady, NY 12301          and Development

B.W. Heineman, Jr. General Electric Company       Senior Vice President -
                   3135 Easton Turnpike           General Counsel and
                   Fairfield, CT 06431                     Secretary

J.R. Immelt        General Electric Company       Senior Vice President -
                   P.O. Box 414                   GE Medical Systems
                   Milwaukee, WI 53201

G.S. Malm          General Electric Company       Senior Vice President -
                   3135 Easton Turnpike           Asia
                   Fairfield, CT 06431

W.J. McNerney, Jr. General Electric Company       Senior Vice President -
                   1 Neumann Way                  GE Aircraft Engines
                   Cincinnati, OH  05215

R.L. Nardelli      General Electric Company       Senior Vice President -
                   1 River Road                   GE Power Systems
                   Schenectady, NY 12345

R.W. Nelson        General Electric Company       Vice President -
                   3135 Easton Turnpike           Corporate Financial
                   Fairfield, CT 06431            Planning and Analysis

J.D. Opie          General Electric Company       Vice Chairman of the Board
                   3135 Easton Turnpike           and Executive Officer
                   Fairfield, CT 06431

G.M. Reiner        General Electric Company       Senior Vice President -
                   3135 Easton Turnpike           Chief Information Officer
                   Fairfield, CT 06431

J.G. Rice          General Electric Company       Vice President -
                   2901 East Lake Road            GE Transportation Systems
                   Erie, PA  16531

G.L. Rogers        General Electric Company       Senior Vice President -
                   1 Plastics Avenue              GE Plastics
                   Pittsfield, MA 01201

K.S. Sherin        General Electric Company       Senior Vice President -
                   3135 Easton Turnpike           Finance and Chief Financial
                   Fairfield, CT 06431                     Officer

L.G. Trotter       General Electric Company       Senior Vice President -
                   41 Woodford Avenue             GE Industrial Systems
                   Plainville, CT 06062

                                   CITIZENSHIP

                   G. S. Malm                 Sweden
                   All Others                 U.S.A.

                           SCHEDULE F TO SCHEDULE 13D

                  Filed by GE Capital Equity Investments, Inc.

                       GE CAPITAL EQUITY INVESTMENTS, INC.
                             DIRECTORS AND OFFICERS


                   PRESENT                        PRESENT
                   BUSINESS                       PRINCIPAL
NAME               ADDRESS                        OCCUPATION

DIRECTORS

Michael E. Pralle  GE Capital Equity              President, Chairman of the
                   Investments, Inc.              Board
                   120 Long Ridge Road
                   Stamford, CT 06927

Officers

Michael E. Pralle  GE Capital Equity              President, Chairman of the
                   Investments, Inc.              Board
                   120 Long Ridge Road
                   Stamford, CT 06927

Jonathan K. Sprole GE Capital Equity              Senior Vice President,
                   Investments, Inc.              General Counsel & Secretary
                   120 Long Ridge Road
                   Stamford, CT 06927

Paul Licursi       GE Capital Equity              Vice President, - Finance &
                   Investments, Inc.              Treasurer
                   120 Long Ridge Road
                   Stamford, CT 06927

Joeseph Swezey     GE Capital Equity              Vice President - Controller
                   Investments, Inc.
                   120 Long Ridge Road
                   Stamford, CT 06927

Barbara J. Gould   GE Capital Equity              Senior Vice President,
                   Investments, Inc.              Associate General Counsel
                   120 Long Ridge Road            and Assistant Secretary
                   Stamford, CT 06927

Bryant Cohen       GE Capital Equity              Vice President - Taxes
                   Investments, Inc.
                   120 Long Ridge Road
                   Stamford, CT 06927

Each person listed above is a citizen of the United States of America.

                                  EXHIBIT INDEX

EXHIBIT NO.

Exhibit 1 Stock Purchase Agreement, dated as of July 23, 1999, between Telescan, Inc. and GE Capital Equity Investments, Inc.

Exhibit 2 Letter Agreement, dated July 7, 1999, among National Broadcasting Company, Inc., GE Capital Equity Investments, Inc. and Telescan, Inc.

Exhibit 3 Joint Filing Agreement among GE Capital Equity Investments, Inc., National Broadcasting Company, Inc., National Broadcasting Company Holding, Inc., General Electric Capital Services, Inc., General Electric Capital Corporation, and General Electric Company.

                                    EXHIBIT 1

                            STOCK PURCHASE AGREEMENT


         This Stock Purchase Agreement (the "Agreement") is entered into as of July 23, 1999 by and among Telescan, Inc., a Delaware corporation (the "Company"), and GE Capital Equity Investments, Inc., a Delaware corporation (the "Purchaser").

         WHEREAS, the Company desires to sell, and the Purchaser desires to purchase, an aggregate of 1,111,111 shares (the "Shares") of the Company's common stock, $.01 par value per share (the "Common Stock"), on the terms and subject to the conditions set forth herein; and

         WHEREAS, the Company and National Broadcasting Company, Inc. ("NBC") desire to enter into an amendment to the License Agreement dated as of February 22, 1999, between the Company and NBC (the "Amendment Agreement").

         NOW, THEREFORE, in consideration of the representations and warranties contained herein, the parties hereto agree as follows:

         1. AGREEMENT TO PURCHASE. At the Closing (as defined below), and subject to the terms and conditions set forth in this Agreement, the Purchaser will purchase the Shares from the Company, and the Company will issue and sell the Shares to the Purchaser, for an aggregate purchase price of $25,000,000 ($22.50 per Share).

         2. CLOSING. The closing of the transaction contemplated hereby ("Closing") shall take place as soon as practicable following the satisfaction of the conditions to closing set forth in Section 8 hereof. At the Closing, the Purchaser will pay the purchase price for the Shares, by wire transfer of immediately available funds, to an account specified by the Company, and the Company will then deliver to the Purchaser a certificate or certificates representing such Shares, registered in the name of the Purchaser.

         3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to the Purchaser as follows:

                  (a) The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to enter into this Agreement and the Amendment Agreement, perform its obligations hereunder and thereunder, and issue the Shares in accordance with the terms hereof.

                  (b) The Company has taken all corporate action required to authorize the execution and delivery of this Agreement and the Amendment Agreement and the performance of its obligations hereunder and thereunder, including the issuance of the Shares, and this Agreement and the Amendment Agreement have been duly executed and delivered by the Company and constitute valid and legally binding obligation of the Company. When issued to and paid for by the Purchaser in accordance with the terms of this Agreement, the Shares will be duly and validly issued, fully paid and nonassessable, and the issuance of the shares will not be subject to any preemptive or similar rights that have not been waived.

                  (c) As of July 23, 1999, the authorized and outstanding capitalization of the Company consists of (i) a total of 10,000,000 authorized shares of preferred stock (the "Preferred Stock"), of which 120,000 shares of 5% convertible preferred stock are outstanding, and (ii) a total of 30,000,000 authorized shares of Common Stock, of which 15,286,889 shares are issued and outstanding. All of such outstanding shares are validly issued, fully paid and nonassessable, and none of such outstanding shares was issued in violation of any preemptive rights. Except as otherwise disclosed in the Disclosure Documents and except for an option to purchase 75,000 shares of Common Stock to be issued to Monness, Crespi, Hardt & Co., Inc., there are no outstanding any options, warrants or similar agreements for the purchase from the Company of any shares of its capital stock or any securities convertible into or ultimately exchangeable or exercisable for any shares of the Company's capital stock. Neither the execution and delivery by the Company of this Agreement, the sale of the Shares hereunder, nor the performance of the Company's other obligations under this Agreement will require (i) the issuance of any additional shares of Common Stock of the Company or other securities convertible into shares of equity securities of the Company or (ii) the adjustment in any exercise, conversion or liquidation price of any outstanding option, warrant or convertible security.

                  (d) Neither the execution and delivery by the Company of this Agreement or the Amendment Agreement, the sale of the Shares hereunder nor the performance of the Company's other obligations under this Agreement or the Amendment Agreement: (A) will violate, conflict with, result in a breach of or constitute a default (or an event that, with notice or lapse of time, would constitute a default) under (i) the certificate of incorporation or bylaws of the Company, (ii) any decree, judgment, order or determination of any court, governmental agency or body, or any arbitrator having jurisdiction over the Company or any of the Company's assets, (iii) any law, rule or regulation applicable to the Company, or (iv) the terms of any material agreement by which the Company is bound or to which any property of the Company is subject; and (B) requires the consent or approval of, or any filing with any court, governmental agency or body or any other person (except to the extent previously obtained or made).

                  (e) Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Shares by any form of general solicitation or general advertising. The Company has offered the Shares for sale only to the Purchaser. The sale of the Shares by the Company is not part of a plan or scheme to evade the registration requirements of the Securities Act of 1933, as amended (the "Act").

                  (f) The Company has filed on a timely basis all reports, schedules and other documents required to be filed by it with the Securities and Exchange Commission ("SEC") since January 1, 1997 (collectively, the "Disclosure Documents"), and such Disclosure Documents, as of their respective dates, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

                  (g) The financial statements of the Company included in each of the Disclosure Documents, including the schedules and notes thereto, comply in all material respects with the requirements of the Act or the Securities Exchange Act of 1934, as amended (as applicable), fairly present the financial condition and results of operations and cash flows of the Company and its subsidiaries at the respective dates and for the respective periods indicated and have been prepared in accordance with generally accepted accounting principles consistently applied throughout such periods.

                  (h) As of the date hereof, since March 31, 1999, there has been no material adverse change in the properties, business, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole; PROVIDED, HOWEVER, that changes in the price of the Company's outstanding shares of Common Stock shall not be deemed to be a material adverse change.

                  (i) The Boards of Directors of the Company and each of its subsidiaries has taken appropriate action so that the provisions of Section 203 of the Delaware General Corporation Law restricting "business combinations" with "interested shareholders" (each as defined in such Section 203) will not apply to the Purchaser or any of its affiliates with respect to this Agreement or any of the transactions contemplated hereby.

                  (j) With the exception of the transaction fee payable to Banc of America Securities, no person or entity acting on behalf or under the authority of the Company is or will be entitled to any broker's, finder's or seller's fee or commission in connection with the transactions contemplated hereby. The Company shall pay all transaction fees and expenses of Banc of America Securities.

                  (k) Subject to and based in part upon the truth and accuracy of the representations and warranties of the Purchaser in Section 4 hereof, the offering, sale and purchase of the Shares contemplated hereby are exempt from registration under the Act and are or will be qualified under any applicable state securities or "blue-sky" laws.

         4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser represents and warrants to the Company as of the date hereof as follows:

                  (a) The Purchaser is acquiring the Shares for its own account and the account of NBC for investment purposes and not with a view to the distribution thereof within the meaning of the Act.

                   (b) The Purchaser and NBC understand that the Shares constitute "restricted securities" within the meaning of Rule 144 under the Act and may not be sold, pledged or otherwise disposed of unless they are subsequently registered under the Act and applicable state securities laws or unless an exemption from registration is available.

                  (c) Each of the Purchaser and NBC is an "accredited investor" within the meaning of Rule 501 under the Act.

                  (d) No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Purchaser or of the Purchaser's affiliates is required for the execution of this Agreement or the performance of the Purchaser's obligations hereunder, including, without limitation, the purchase of the Shares from the Company.

                  (e) The Purchaser has taken all corporate action required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder, and this Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and legally binding obligation of the Purchaser.

                  (f) No person or entity acting on behalf or under the authority of the Purchaser is or will be entitled to any broker's, finder's, or similar fee or commission in connection with the transactions contemplated hereby.

         5.       COVENANT TO REGISTER.

                  (a) For purposes of this Section, the following definitions shall apply:

                           (i) The terms "register,"  "registered," and
"registration" refer to a registration under the Act, effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement, document or amendment thereto.

                           (ii) The term  "Registrable  Securities"  means
the Shares issued pursuant to this Agreement and the shares of Common Stock issued pursuant to the Stock Purchase Agreement dated as of January 14, 1999 between the Company and the Purchaser, and any securities of the Company or securities of any successor corporation issued in exchange for, or in replacement of, the Registrable Securities (including any securities issued by way of a stock dividend or stock split).

                  (b) (i) At any time on or after January 23, 2000, the Purchaser and its permitted assigns shall have the right to require by notice in writing that the Company use its best efforts to register all or any part of the Registrable Securities held by such holder (a "Demand Registration") and the Company shall thereupon, as expeditiously as possible, use its best efforts to effect such registration in accordance herewith. If the Purchaser provides such written notice on December 23, 1999, the Company will use its best efforts to effect such registration by January 23, 2000. If the Purchaser demands registration of less than all of the Registrable Securities covered thereby, the Company, at its option, may nevertheless file a registration statement covering all of the Registrable Securities. If such registration statement is declared effective with respect to all Registrable Securities and the Company is in compliance with its obligations under Subsections (c)(i) through (v) of this
Section 5, the demand registration rights granted pursuant to this Subsection
(b)(i) shall cease. If such registration statement is not declared effective with respect to all Registrable Securities covered thereby, or if the Company is not in compliance with its obligations, the demand registration right described herein shall remain in effect, and the Purchaser shall continue to have the right to demand the registration of the Registrable Securities pursuant to this Subsection (b)(i). The Company shall provide holders of Registrable Securities reasonable opportunity (at least 7 business days) to review any such registration statement or amendment or supplement thereto prior to the filing thereof.

                           (ii) The Company  shall not be  obligated to
effect a Demand Registration under Subsection (b)(i) above (A) if all of the Registrable Securities held by the Purchaser which are demanded to be covered by the Demand Registration are, at the time of such demand, included in an effective registration statement and the Company is in compliance with its obligations under Subsection (c) of this Section 5 or (B) if all of the Registrable Securities may be sold under Rule 144(k) of the Act and the Company's transfer agent has accepted an instruction from the Company to such effect and issued one or more certificates representing the Registrable Securities.

                           (iii) The Company may suspend the effectiveness of
any such registration effected pursuant to this Subsection (b) in the event, and for such period of time as, such a suspension is required by the rules and regulations of the SEC. The Company will use its best efforts to cause such suspension to terminate at the earliest possible date.

                           (iv) The  Company  shall have the right,  by
written notice to the Purchaser, to request that the Purchaser discontinue dispositions of Registrable Securities pursuant to the registration statement covering such Registrable Securities during one or more periods aggregating not more than 60 days in any twelve-month period in the event that (i) Company would, in accordance with the advice of its counsel, be required to disclose in the prospectus information not otherwise then required by law to be publicly disclosed and (ii) in the good faith judgment of the Company's Board of Directors, there is a reasonable likelihood that such disclosure, or any other action to be taken in connection with the prospectus, would materially and adversely affect any existing or prospective material business situation, transaction or negotiation or otherwise materially and adversely affect Company. Notwithstanding the foregoing, such right of the Company shall not be applicable during the two week period following the public release by the Company of an earnings statement.

                  (c) If at any time, or from time to time, the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders other than (i) a registration filed on a Form S-4 or Form S-8 or any successor form, or (ii) a registration relating solely to a Commission Rule 145 transaction, the Company will:

                           (i) promptly give to the Purchaser written
notice thereof; and

                           (ii) include  in such  registration  (and  any
related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within twenty (20) days after receipt of such written notice from the Company, by the Purchaser, but only to the extent that such inclusion will not diminish the number of securities included by the Company or by holders of the Company's securities who have demanded such registration.

                  (d) Whenever required under this Section 5 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as possible:

                           (i) Prepare  and  file  with the SEC a
registration statement with respect to such Registrable Securities and use its best efforts to cause such registration to become effective as provided in
Section 5(b) or 5(c), and keep such registration statement effective for so long as the Purchaser desires to dispose of the securities covered by such registration statement; PROVIDED, HOWEVER, that in no event shall the Company be required to keep the registration statement effective for a period greater than three years from the date of effectiveness of such registration statement.

                           (ii) Prepare and file with the SEC such
amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement and notify the Purchaser of the filing and effectiveness of such registration statement and any amendments or supplements.

                           (iii) Furnish  to  the  Purchaser  such  numbers
of copies of a current prospectus, including a preliminary prospectus, conforming with the requirements of the Act, copies of the registration statement, any amendment or supplement to any thereof and any documents incorporated by reference therein and such other documents as the Purchaser may reasonably require in order to facilitate the disposition of Registrable Securities owned by the Purchaser.

                           (iv) Use its best  efforts to  register  and
qualify the securities covered by such registration statement under such other securities or "Blue Sky" laws of such jurisdictions as shall be reasonably requested by the Purchaser; PROVIDED, HOWEVER, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions), and do such other reasonable acts and things as may be required of it to enable the Purchaser to consummate the disposition in such jurisdiction of the securities covered by such registration statement.

                           (v) Notify  the  Purchaser  immediately  of the
happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and use its best efforts to promptly update and/or correct such prospectus.

                           (vi) Furnish to the Purchaser prompt notice of
the commencement of any stop-order proceedings under the Act, together with copies of all relevant documents in connection therewith, and use its best efforts to obtain withdrawal of any such stop order as soon as possible.

                           (vii) Enter into customary agreements and take such
other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities.

                           (viii) Otherwise use its best efforts to comply with
all applicable rules and regulations of the SEC.

                  (e) Upon request of the Company, the Purchaser will furnish to the Company in connection with any registration under this Section such information regarding itself, the Registrable Securities and other securities of the Company held by it, and the intended method of disposition of such securities as shall be reasonably required to effect the registration of the Registrable Securities held by the Purchaser.

                  (f) (i) In the event of any registration under the Act of Registrable Securities pursuant to Subsection (b) or (c), the Company shall indemnify, defend and hold harmless the Purchaser and each of its officers, directors, employees, agents, partners or controlling persons (within the meaning of the Act) (each, an "indemnified party") from and against, and shall reimburse such indemnified party with respect to, any and all claims, suits, demands, causes of action, losses, damages, liabilities, costs or expenses ("Liabilities") to which such indemnified party may become subject under the Act or otherwise, arising from or relating to (A) any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or (B) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; PROVIDED, HOWEVER, that the Company shall not be liable in any such case to the extent that any such Liability arises out of or is based upon an untrue statement or omission so made in strict conformity with information furnished by such indemnified party in writing specifically for use in the registration statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Purchaser or such officer, director, employee, agent, partner or controlling person, and shall survive the transfer of such securities by the Purchaser.

                           (ii) In the  event  of  any  registration  under
the Act of Registrable Securities pursuant to Subsection (b) or (c), the Purchaser agrees to indemnify, defend and hold harmless the Company, and its officers, directors, employees, agents, partners, or controlling persons (within the meaning of the Act) (each, an "indemnified party") from and against, and shall reimburse such indemnified party with respect to, any and all Liabilities to which such indemnified party may become subject under the Act or otherwise, arising from or relating to (A) any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or (B) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; PROVIDED, HOWEVER, that the Purchaser will be liable in any such case to the extent, and only to the extent, that any such Liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, prospectus or amendment or supplement thereto in reliance upon and in conformity with written information furnished by the Purchaser specifically for use in the preparation thereof. Notwithstanding the provisions of this Subsection (f)(ii) or Subsection (f)(iv) below, the Purchaser shall not be required to indemnify any person pursuant to this Subsection (f) or to contribute pursuant to Subsection (f)(iv) below in an amount in excess of the amount of the aggregate net proceeds received by such Purchaser in connection with any such registration under the Securities Act.

                           (iii) Promptly after receipt by any  indemnified
party of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against another party (the "indemnifying party") hereunder, notify such party in writing thereof, but the omission so to notify such party shall not relieve such party from any Liability which it may have to the indemnified party other than under this section and shall only relieve it from any Liability which it may have to the indemnified party under this section if and to the extent an indemnifying party is materially prejudiced by such omission. In case any such action shall be brought against any indemnified party and such indemnified party shall notify an indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to the indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to the indemnified party under this section for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; PROVIDED, HOWEVER, that if the defendants in any such action include both parties and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of one such separate counsel (in addition to any local counsel) and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred.

                           (iv) In order to provide for just and equitable
contribution to joint liability under the Act in any case in which either (A) any indemnified party specified in paragraph (i) or (ii) above makes a claim for indemnification pursuant to this Section 5(f), but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be fully enforced in such case notwithstanding the fact that this Section 5(f) provides for indemnification in such case, or
(B) contribution under the Act may be required on the part of any such indemnified party in circumstances for which indemnification is provided under this Section 5(f); then, in each such case, each indemnifying party will contribute to the aggregate losses, claims, damages or liabilities to which such indemnified parties may be subject as is appropriate to reflect the relative fault of such indemnified parties on the one hand and such indemnifying parties on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, it being understood that the parties acknowledge that the overriding equitable consideration to be given effect in connection with this provision is the ability of one party or the other to correct the statement or omission which resulted in such losses, claims, damages or liabilities, and that it would not be just and equitable if contribution pursuant hereto were to be determined by pro rata allocation or by any other method of allocation which does not take into consideration the foregoing equitable considerations.

                  (g) (i) With respect to the inclusion of Registrable Securities in a registration statement pursuant to Subsection (b) or (c), all fees, costs and expenses of and incidental to such registration (including any amendments or supplements to the registration statement), inclusion and public offering shall be borne by the Company; PROVIDED, HOWEVER, that any security holders participating in such registration shall bear their pro-rata share of the underwriting discounts and commissions, if any, incurred by them in connection with such registration.

                           (ii) The fees,  costs and  expenses  of
registration to be borne by the Company as provided in this Subsection (g) shall include, without limitation, all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, and all legal fees and disbursements and other expenses of complying with state securities or Blue Sky laws of any jurisdiction or jurisdictions in which securities to be offered are to be registered and qualified. Subject to appropriate agreements as to confidentiality, the Company shall make available to the holders of Registrable Securities and their counsel its documents and personnel for due diligence purposes.

                  (h) The Purchaser may assign any or all of its rights and obligations under this Section 5 to any other person without the prior written consent of the Company and such permitted assignee shall be considered a "Purchaser" hereunder for all purposes.

                  (i) The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to the holders of Registrable Securities in this Agreement. The Company has not previously entered into any agreement with respect to any of its securities granting any registration rights to any person, other than registration rights granted to, and already exercised by, the holders of the Company's 5% convertible preferred stock and the Purchaser.

                  (j) Each holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate. In any action or proceeding brought to enforce any provision of this Agreement or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

                  (k) The Company covenants that, if it is not subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), it will (a) upon the request of any holder of Registrable Securities, make publicly available such information as necessary to permit sales pursuant to Rule 144 under the Securities Act, and
(b) upon the request of any holder of Registrable Securities, make available such information as may be required by Rule 144A(d)(4) in order to permit sales pursuant to Rule 144A under the Securities Act. In addition, the Company will take such further action as any holder of Registrable Securities may reasonably request, to the extent required to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (x) Rule 144 and Rule 144A under the Securities Act, as such Rules may be amended from time to time, or (y) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such informational and other requirements.

         6. HSR COVENANTS. Each party hereto undertakes and agrees to file as soon as practicable after the date hereof, a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), with the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice ("Antitrust Division"). Each party hereto shall (i) respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and to all inquiries and requests received from any other governmental authority in connection with antitrust matters and (ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party; PROVIDED, HOWEVER, that notwithstanding anything to the contrary in this Section 6, (y) no party hereto nor any of its affiliates shall be required to make any disposition, including, without limitation, any disposition of, or any agreement to hold separate, any subsidiary, asset or business, and (z) no party hereto nor any of its affiliates be required to comply with any condition or undertaking or take any action imposed by the FTC or the Antitrust Division which, individually or in the aggregate, would materially and adversely affect the economic benefits to such party of the transactions contemplated hereby or materially and adversely affect any other business of such party or its affiliates.

         7. CONDUCT OF BUSINESS OF THE COMPANY. The Company agrees that, from the date hereof until the Closing, without the prior written consent of the Purchaser, it shall, and shall cause its subsidiaries to, operate their businesses only in the usual, regular and ordinary manner, on a basis consistent with past practice and that it shall not issue, purchase or redeem, or authorize or propose the issuance, purchase or redemption of, or declare or pay any dividend with respect to, any shares of capital stock of the Company or any class of securities convertible into, or rights, warrants or options to acquire, any such shares of other convertible securities; PROVIDED, HOWEVER, that the Company may issue shares of its Common Stock upon the valid exercise of outstanding options or shares of Preferred Stock.

          8. CONDITIONS TO OBLIGATION TO CLOSE. The obligation of each of the parties to consummate the transactions contemplated by this Agreement is subject to and conditioned upon the satisfaction or waiver by the appropriate party of each of the following conditions on or prior to the Closing:

                  (a) NO INJUNCTIONS OR RESTRAINTS. At the Closing, there shall be (i) no injunction, restraining order or other decree of any nature of any court of competent jurisdiction or other governmental authority that is in effect that restrains or prohibits the consummation of any of the transactions contemplated hereby, and (ii) no action taken by any court of competent jurisdiction or other governmental authority, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the transactions contemplated hereby, which makes the consummation of this Agreement and the transactions herein illegal; PROVIDED, HOWEVER, that the parties hereto shall use their reasonable commercial efforts to have such injunction, order, decree, claim, action, suit, statute, rule or regulation vacated or declared inapplicable as expeditiously as practicable;

                  (b) ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of each party shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing, as if such representations and warranties had been made on and as of such dates (except with respect to representations and warranties that, by their terms, are made as of a different date, which must be true and correct in all material respects as of such date);

                  (c) COVENANTS OF THE PARTIES. Each party shall have performed its obligations hereunder that are required to be performed at or prior to the Closing;

                  (d) REGULATORY AUTHORIZATIONS. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated; and

                  (e) AMENDMENT AGREEMENT. NBC and the Company shall have entered into the Amendment Agreement.

         9. TERMINATION OF AGREEMENT. The parties may terminate this Agreement only as expressly provided below, and upon such termination, all rights and obligations of the parties hereto shall terminate without any further liability hereunder:

                  (a) The Company and the Purchaser may terminate this Agreement by mutual written consent at any time prior to Closing; and

                  (b) Either the Company or the Purchaser may terminate this Agreement by written notice to the other party if Closing has not occurred on or before September 30, 1999; PROVIDED, HOWEVER, that the right to terminate this Agreement under this clause (b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure to consummate the transactions contemplated by this Agreement on or before such date.

         10.      MISCELLANEOUS.

                  (a) The terms and conditions of this Agreement represent the entire agreement between the parties with respect to the subject matter hereof and supersede any prior agreements or understandings, whether written or oral, between the parties respecting such subject matter. This Agreement may be modified only in a writing signed by the party against whom such modification is to be enforced.

                  (b) Except as otherwise provided in this Agreement, neither party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party.

                  (c) This Agreement shall be construed and enforced in accordance with the laws of the state of New York applicable to agreements between residents of New York wholly executed and wholly performed therein.

                  (d) This Agreement may be executed in one or more counterparts, and such counterparts shall together constitute one and the same agreement.

         IN WITNESSES WHEREOF, the parties have entered into this Agreement as of the date first set forth above.

                                TELESCAN, INC.


                                By:    /s/ Ronald Warren
                                Name:  Ronald Warren
                                Title: President

                                GE CAPITAL EQUITY INVESTMENTS, INC.


                                By:    /s/ Jeffrey Coats
                                Name:  Jeffrey Coats
                                Title: Managing Director



                  [SIGNATURE PAGE OF STOCK PURCHASE AGREEMENT]

                                    EXHIBIT 2

                         [LETTERHEAD OF TELESCAN, INC.]



                                  July 7, 1999


Mr. Tony V. Pantuso
GE Capital Equity Investments, Inc.
General Electric Capital Corporation
120 Long Ridge Road
Stamford, Connecticut 06927

Mr. Laurence A. Tosi
Mr. Christopher A. Glowacki
National Broadcasting Company, Inc.
30 Rockefeller Plaza
New York, New York 10112


         RE:      Telescan, Inc. ("Telescan")

Dear Messrs Pantuso, Tosi and Glowacki:

         This letter agreement sets forth the terms and conditions pursuant to which National Broadcasting Company, Inc. ("NBC") shall have the right to have an individual designated by NBC included as a nominee for the Board of Directors of Telescan.

         As a result of the business relationship created by the Stock Purchase Agreement by and between Telescan and GE Capital Equity Investments, Inc. ("GE Equity") dated January 14, 1999, and in order to induce NBC to execute the License Agreement by and between Telescan and NBC dated February 22, 1999 (the "License Agreement"), Telescan agreed to execute this Letter Agreement granting NBC the right to have an individual designated by NBC (the "NBC Designee") included as a nominee for the Board of Directors of Telescan in the slate presented to the stockholders of Telescan for approval at its annual stockholders meetings. NBC shall have this right until the earlier of (1) GE Equity owns less than 5% of the outstanding common stock, par value $.01 per share, of Telescan ("Common Stock") and (2) the License Agreement terminates or expires by its own terms (each a "Triggering Event"). Until a Triggering Event occurs, Telescan shall use commercially reasonable efforts to cause the NBC Designee to be elected as a director of the Board of Directors at each meeting of stockholders for the election of directors or at each meeting of the Board of Directors to fill any vacancy on the Board. If and when a Triggering Event shall occur, the NBC Designee shall resign from the Telescan Board of Directors within 10 days.

         In addition, GE Equity shall be entitled to have an individual designated by GE Equity (the "GE Equity Representative") present at all Telescan Board of Directors meetings. Such individual may be present in person or by teleconference and shall be non-voting and non-participating. GE Equity shall have this right for so long as it owns at least 5% of the Telescan Common Stock. Upon distribution to the members of the Board of Directors, Telescan shall deliver to such GE Equity Representative copies of all notices, minutes, consents and other material so distributed in advance of, or at, each meeting of the Board, except that such GE Equity Representative may be excluded from access to any material or meeting or portion thereof if Telescan reasonably believes that such exclusion is necessary to preserve the attorney-client privilege.

         This letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

         If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon this letter will constitute our agreement with respect to the subject matter hereof.

                                 Very truly yours,

                                 TELESCAN, INC.


                                 By: /s/  Roger C. Wadsworth
                                 Name: Roger C. Wadsworth
                                 Title: Senior Vice President



ACCEPTED AND AGREED TO:

NATIONAL BROADCASTING COMPANY, INC.


By:      /s/ Christopher Glowacki
Name:    Christopher Glowacki
Title:   Authorized Signatory



GE CAPITAL EQUITY INVESTMENTS, INC.


By:      /s/ Jeffrey H. Coats
Name:    J. H. Coats
Title:   Managing Director

                                    EXHIBIT 3

                             JOINT FILING AGREEMENT

         This will confirm the agreement by and among the undersigned that the Amendment to the Schedule 13D filed on or about this date and any further amendments to the Schedule 13D with respect to beneficial ownership by the undersigned of shares of the Common Stock, $.01 par value, of Telescan, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-2(a) under the Securities Exchange Act of 1934.

Dated:  July 28, 1999

GENERAL ELECTRIC COMPANY


By:   /s/ Michael E. Pralle
      Name: Michael E. Pralle
      Title: Attorney-in-Fact


GE CAPITAL EQUITY INVESTMENTS, INC.


By:   /s/ Michael E. Pralle
      Name: Michael E. Pralle
      Title: President


GENERAL ELECTRIC CAPITAL CORPORATION


By:   /s/ Michael E. Pralle
      Name: Michael E. Pralle
      Title: Vice President


GENERAL ELECTRIC CAPITAL SERVICES, INC.


By:   /s/ Michael E. Pralle
      Name: Michael E. Pralle
      Title: Attorney-in-Fact




NATIONAL BROADCASTING COMPANY, INC.


By:   /s/    Mark Begor
      Name:  Mark Begor
      Title: Executive Vice President


NATIONAL BROADCASTING COMPANY HOLDING, INC.


By:   /s/    Mark Begor
      Name:  Mark Begor
      Title: Treasurer